Subsea 7 S.A. Conference Call Notification
Second Quarter and Half Year 2011 Results

Luxembourg – July 28, 2011 – Subsea 7 S.A. (Oslo Børs: SUBC) will publish unaudited results for the second quarter and half year 2011 which ended June 30, 2011, on August 10, 2011 at 7am UK time.

A conference call will be held on Wednesday August 10, 2011 at 12:00 noon UK Time.

From 7am UK time the following information will be available on the Subsea 7 website:
www.subsea7.com/investors-press.html

•	The second quarter and half year 2011 results announcement
•	The presentation to be reviewed on the conference call

Conference Call Information	Reply Facility Details
Lines will open 15 minutes prior to conference call.	A replay facility will available for the following period:

Date: Wednesday August 10, 2011	Date: Wednesday August 10, 2011
Time: 12.00 noon UK Time	Time: 2.00pm UK Time

Conference Dial In Numbers:	Date: Tuesday August 23, 2011
UK : 0800 694 0257	Time: 2.00pm UK Time
USA : 1 866 966 9439
France : 0805 632 056	Conference Reply Dial In Number:
Norway : 8001 9414
Germany : 0800 101 4960	International Dial In: +44 (0) 1452 550 000

International Dial In : +44 (0) 1452 555 566	Passcode : 87403628#

Passcode : 87403628

Alternatively a live audiocast and a playback facility will be available on the Company’s website: www.subsea7.com/investors-press.html

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Subsea 7 S.A. is a seabed-to-surface engineering, construction and services contractor to the offshore energy industry worldwide.
We provide integrated services, and we plan, design and deliver complex projects in harsh and challenging environments.

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Contact:
Karen Menzel
Subsea 7 S.A.
+44 (0)20 8210 5568
karen.menzel@subsea7.com
www.subsea7.com

If you no longer wish to receive our press releases please contact: karen.menzel@subsea7.com